SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C.  20549

                                           Schedule 13G

                             Under the Securities Exchange Act of 1934
                                      (Amendment No.   2  )*


                                  Valassis Communications, Inc.
                                       (Name of Issuer)


                              Common Stock, par value $.01 per share
                                  (Title of Class of Securities)


                                            918866104
                                          (CUSIP Number)


Check the following box if a fee is being paid with this statement      .  (A fee is not required
only if the
filing person:  (1) has a previous statement on file reporting beneficial ownership of more than five
percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form
with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the
purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see
the Notes).


       Page 1 of 5 Pages



CUSIP NO. 918866104
13G 1
NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Liberty Investment Management59-3263582
 2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(A)_____

(B)_____
 3
SEC USE ONLY

 4
CITIZENSHIP OR PLACE OF ORGANIZATION
State of Florida  NUMBER OF5
SOLE VOTING POWER
   SHARES7,500
BENEFICIALLY6
SHARED VOTING POWER
   OWNED       - - -
   AS OF
DECEMBER 31, 19967
SOLE DISPOSITIVE POWER
  BY EACH
 REPORTING7,500   PERSON8
SHARED DISPOSITIVE POWER
    WITH       - - -
 9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,50010
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
 .02%12
TYPE OF REPORTING PERSON*
IA
*SEE INSTRUCTION BEFORE FILLING OUT!
                              Page 2 of 5 Pages

               Item 1(a)      Name of Issuer:

                              Valassis Communications, Inc.


               Item 1(b)      Address of Issuer's Principal Executing Offices:

                              36111 Schoolcraft Road
                              Livonia, MI  48150-1216


               Item 2(a)      Name of Person Filing:

                              Liberty Investment Management, Inc.


               Item 2(b)      Address of Principal Business Office:

                              2502 Rocky Point Drive, Suite 500
                              Tampa, Florida  33607


               Item 2(c)      Citizenship:

                              Florida


               Item 2(d)      Title of Class of Securities:

                              Common Stock, par value $.01 per share


               Item 2(e)      CUSIP Number:

                              918866104

               Item 3 Type of Reporting Person:

                                     (e)     Investment Adviser registered under Section 203 of
                      the Investment Advisors
                      Act of 1940



                                         Page 3 of 5 Pages

               Item 4 Ownership as of January 2, 1997:

                                     (a)     Amount Beneficially Owned:

                                             7,500 shares of common stock beneficially owned
                      including:


                                                                                                                                                     No. of Shares

                                                                                         Liberty Investment Management, Inc.                            7,500



                                                                                  (b)    Percent of Class:                                                .02%

                                     (c)     Deemed Voting Power and Disposition Power:

                      (i)                (ii)                      (iii)              (iv)
                                                            Deemed             Deemed
                      Deemed      Deemed            to have            to have
                      to have            to have            Sole Power         Shared Power
                      Sole Power         Shared Power       to Dispose         to Dispose
                      to Vote or         to Vote or         or to              or to
                      to Direct          to Direct          Direct the         Direct the
                      to Vote            to Vote            Disposition        Disposition

                                                    Liberty Investment      7,500
                                                    -----                   7,500               ----
Management, Inc.

               Item 5 Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting
person has ceased to be the beneficial owner of more than five percent of the class of securities, check
the following.


               Item 6 Ownership of More than Five Percent on Behalf of Another Person:

                              N/A

               Item 7 Identification and Classification of the Subsidiary which Acquired the
               Security Being
               Reported on by the Parent Holding Company:

                              N/A



                                         Page 4 of 5 Pages

               Item 8 Identification and Classification of Members of the Group:   N/A

               Item 9 Notice of Dissolution of Group:   N/A

               Item 10        Certification:

               By signing below I certify that to the best of my knowledge and belief, the securities
referred to above were acquired in the ordinary course of business and were not acquired for purpose
of and do not have the effect of changing or influencing the control of the issuer of such securities and
were not acquired in connection with or as a participant in any transaction having such purposes
or
effect.

                              Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the
information set forth in this statement is true, complete and correct.

                                                    Date:   February 28, 1997
                                                           Liberty Investment Management, Inc.






                                                           Michael L. McKee

                                                           General Manager


                                         Page 5 of 5 Pages